02 FEB 25 AM 8:49

St. Jude Resources Ltd.

St. Jude Resources Ltd.
Exemption - Rule 12g3-2(b)
File No. 82-4014

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

#200, 5405 - 48TH AVENUE, DELTA, B.C. V4K 1W6 CANADA
PHONE: (604) 940-6565 FAX: (604) 940-6566

January 18, 2002

02015370

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find a copy of our News Release #115 which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for: MICHAEL A. TERRELL,
President

/mjh
enclosure

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

2/25

#200, 5405 - 48TH AVENUE, DELTA, B.C. V4K 1W6 CANADA
PHONE: (604) 940-6565 FAX: (604) 940-6566

NEWS RELEASE

January 18, 2002

" Hwini-Butre Concession Resource Estimate "

St. Jude Resources Ltd. is pleased to announce that a mineral resource estimate for the Hwini-Butre mineral concession in Ghana, West Africa, has recently been completed. The study has taken into consideration over five years of exploration and almost 300 drill holes totalling over 25,000 meters. More than 90% of the drilling, and all of the resource assaying, was based on diamond core. Reverse circulation drilling was used only to collar some drill holes.

The resource estimate was completed by Toronto based Watts, Griffis, and McOuat Limited ("WGM"), Consulting Geologists and Engineers using results from approximately 200 drill holes. WGM is acting as St. Jude's independent qualified person (firm) as defined by the TSE/OSC Mining Standard Task Force and has been retained by St. Jude as an ongoing technical advisor on the project. WGM has confirmed that the classification of the mineral resources conforms with the definitions provided in National Instrument 43-101 ("NI 43-101") and has followed the guidelines adopted by the Council of the Canadian Institute of Mining Metallurgy and Petroleum ("CIM Standards").

Resources have been estimated only at the Adoikrom, Father Brown and Dabokrom deposits. The study confirms that to date these three deposits contain an Indicated Resource of 4.25 million tonnes grading 4.11 g Au/t, plus an Inferred Resource consisting of two components; an insitu resource of 1.72 million tonnes grading 3.01 g Au/t, and eluvial and reworked surface material totaling 5.66 million tonnes grading 1.14 g Au/t. The Indicated Resource contains 562,000 oz of gold and the Inferred Resource contains 374,000 oz of gold.

Please see the attached table Schedule "A" for a detailed breakdown.

Mineralization in these areas consists of en echelon veins contained within an approximate N-S striking shear zone, sub-parallel to the prolific Ashanti Gold Belt. WGM has noted that four different styles of mineralization are present on the concession:

- Surface material composed of lateritic clay-rich material, containing minor amounts of quartz in thin stringers;
- Thoroughly oxidized, soft saprolitic rock to a depth of approximately 40 meters;
- Bedrock sulphide-bearing material that hosts the majority of the economic mineralization; and,
- A large area of lower grade surface mineralization above and adjacent to the shear zone.

Cut-off grades of 0.50 g Au/t for oxide and sulphide mineralization and 0.40 g Au/t for surface mineralization were used for the resource estimate. A specific gravity of 2.0 for surface and oxide

material and 2.7 for sulphide material was used. An inverse distance squared interpolation technique was applied.

Preliminary metallurgical testwork results indicate that the sulphide mineralization in the three main deposits is non-refractory, leaches well and has good milling characteristics.

Drilling on the concession has continued throughout the summer to the present. The current drill program is a combination in-fill and exploration program. The in-fill drilling is designed to upgrade the presently defined resources at the Adoikrom, Father Brown and Dabokrom deposits. Exploration drilling is being undertaken at additional identified targets which have not been included in the recently completed resource estimate.

Further information and results will be reported, as they become available.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

SCHEDULE "A" to News Release #115

ST. JUDE RESOURCES LTD.
SUMMARY OF WGM BLOCK MODEL RESOURCES FOR HWINI-BUTRE CONCESSION

RESOURCE CATEGORY AND ZONE NAME	ORE TYPE								
	Oxide			**Sulphide**			**Total**		
	Tonnage (tonnes)	Grade (g/t)	Contained Ounces	Tonnage (tonnes)	Grade (g/t)	Contained Ounces	Tonnage (tonnes)	Grade (g/t)	Contained Ounces
INDICATED RESOURCES									
ADOIKROM	164,500	5.09	27,000	1,311,500	4.06	171,000	1,476,000	4.17	198,000
FATHER BROWN	273,600	6.60	58,000	1,421,000	5.30	242,000	1,694,600	5.51	300,000
DABOKROM	82,800	2.91	8,000	997,700	1.74	56,000	1,080,500	1.83	64,000
TOTAL INDICATED RESOURCES	**520,900**	**5.51**	**93,000**	**3,730,200**	**3.91**	**469,000**	**4,251,100**	**4.11**	**562,000**
INFERRED RESOURCES									
ADOIKROM	60,000	5.14	10,000	412,600	3.07	41,000	472,600	3.33	51,000
FATHER BROWN	38,900	7.42	9,000	329,100	4.69	50,000	368,000	4.98	59,000
DABOKROM	30,600	1.79	2,000	847,200	2.02	55,000	877,800	2.01	57,000
TOTAL INFERED RESOURCES	**129,500**	**5.03**	**21,000**	**1,588,900**	**2.85**	**146,000**	**1,718,400**	**3.01**	**167,000**
INFERRED ELUVIAL AND RE-WORKED SURFACE MATERIAL	**5,656,700**	**1.14**	**207,000**		**NA**		**5,656,700**	**1.14**	**207,000**

Notes:
1) Hard Rock Cut-off = 0.50 g Au/t, Eluvial / Re-worked Material Cut-off = 0.40 g Au/t
2) Oxide Zone Defined by Bottom of Transition Zone
3) Specific Gravities – Eluvial / Re-worked Material = 2.00, Oxide = 2.00, Sulphide = 2.70